

January 15, 2021

Edward Coll
Chief Executive Officer
Pangaea Logistics Solutions Ltd.
109 Long Wharf
Newport, RI 02840

       Re: Pangaea Logistics Solutions Ltd.
          Registration Statement on Form S-3
          Filed January 11, 2021
          File No. 333-252019

Dear Mr. Coll:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Energy & Transportation

cc: Edward Horton